Post-Qualification Offering Circular
Amendment No.3
File No. 024-10656

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission, which we refer to as the Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

Explanatory Note: This Post-Qualification Offering Circular Amendment No.3 amends the offering circular of ADOMANI, Inc. as qualified on April 25, 2017, as further amended and supplemented from time to time (the “offering circular”), to update certain information contained in the offering circular.

Preliminary Offering Circular Dated June 15, 2017

ADOMANI, INC.

$10,600,000 Minimum Offering Amount (2,120,000 Shares of Common Stock)

$25,000,000 Maximum Offering Amount (5,000,000 Shares of Common Stock)

ADOMANI, Inc., a Delaware corporation, is offering a minimum of 2,120,000 shares of Common Stock and a maximum of 4,400,000 shares (the “Offered Shares”) of our Common Stock, par value $0.00001 (“Common Stock”) on a “best efforts” basis and our selling stockholders are offering up to 600,000 shares of Common Stock (the “Selling Stockholder Shares”). We will not receive any of the proceeds from the sale of shares by the selling stockholders. Until November 2016, we have operated our business as ADOMANI, Inc., a Florida corporation, which was converted into a Delaware corporation. The initial public offering price per share will be $5.00 per share. This offering will terminate on May 26, 2017, subject to extension for up to thirty (30) days with the mutual agreement of us and our Underwriters, as defined below; provided that, if we have received and accepted subscriptions for the minimum number of Offered Shares on or before May 26, 2017, or the end of the thirty (30) day extension, if exercised, then we will close on the minimum offering amount (the “Initial Closing”) and this offering will continue until the earliest of (i) the date which is ninety (90) days after the Initial Closing, or (ii) with the mutual agreement of us and our Underwriters, a date which is less than ninety (90) days after the Initial Closing in order to coordinate with the commencement of exchange trading of our Common Stock, or (iii) the date on which the maximum offering amount is sold (such earliest date, the “Termination Date”). If, on the Initial Closing date, we have sold less than the maximum number of Offered Shares, then we may hold one or more additional closings for additional sales (each an “Additional Closing”), up to the maximum number of Offered Shares, and until the Termination Date. The Company and the Underwriters will consider various factors in determining the timing of any Additional Closings, including the amount of proceeds received at the Initial Closing, any Additional Closings that have already been held, the level of additional valid subscriptions received after the Initial Closing, the eligibility of additional investors under applicable laws and coordination with the commencement of exchange trading of our Common Stock.

Until we achieve the minimum offering amount, the proceeds for the offering will be kept in an escrow account. Upon achievement of the minimum offering amount and the closing on such amount, the proceeds from the minimum offering amount will be distributed to the Company and the associated Offered Shares will be issued to the investors in such Offered Shares. Upon each Additional Closing, if any, the proceeds subject to that Additional Closing will be distributed to the Company and the associated Offered Shares will be issued to the investors in such Offered Shares. If the offering does not close, the proceeds for the offering will be promptly returned to investors, without deduction and generally without interest. Signature Bank, New York will serve as the escrow agent. Checks should be made payable to Signature Bank as escrow agent for Adomani, Inc.

The minimum purchase requirement per investor is $500; however, we can waive the minimum purchase requirement on a case-by-case basis in our sole discretion. We commenced the sale of the Offered Shares as of the date on which the Offering Statement the (“Offering Statement”) of which this Offering Circular is a part, was qualified by the United States Securities and Exchange Commission (the “SEC”).

Prior to this offering, there has been no public market for our Common Stock. We have applied to list our Common Stock on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ADOM.” We expect our Common Stock to commence trading on or around the date this Offering Statement is qualified by the SEC.

We have engaged Boustead Securities, LLC, formerly known as Monarch Bay Securities, LLC, and Network 1 Financial Securities, Inc. as the underwriters (the “Underwriters”) to offer the Offered Shares to prospective investors in the United States on a best efforts basis, and our Underwriters will have the right to engage such other broker-dealers or agents as it determines to assist in such offering.

A maximum of $22,000,000 of Offered Shares and a maximum of $3,000,000 of Selling Stockholder Shares will be offered worldwide. All Offered Shares will be initially offered in all jurisdictions at the same U.S. dollar price that is set forth in this Offering Circular, except that: selected dealers who participate in the offering will receive a selling concession from the Underwriters, as further described in “Underwriting”; after the initial offering of the Offered Shares, the offering price and other selling terms may be subject to change.

See “Underwriting” and “Description of Securities” for a description of our capital stock.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”) and, as such, may elect to comply with certain reduced reporting requirements for this Offering Circular and future filings after this offering.

	Number of Shares	Price to Public		Underwriting discounts and commissions (1)	Proceeds to issuer (2)
Shares Offered by Company
Per share:	1	$5.00		$0.30	$4.70
Underwriters’ Warrant:	Number of shares equal to 7% of the number of shares of Common Stock sold and issued in this offering	Not applicable		Not applicable	Not applicable
Shares of common stock underlying underwriters’ warrant:	Number of shares equal to 7% of the number of shares of Common Stock sold and issued in this offering	Not applicable		Not applicable	Not applicable
Total Minimum:	2,120,000	$10,600,000		$636,000	$9,964,000
Total Maximum:	4,400,000	$22,000,000		$1,320,000	$20,680,000
Shares Offered by Selling Stockholders
Per share:	1	$5.00		$0.15	$0
Total Minimum:	0	$0		$0	$0
Total Maximum:	600,000	$3,000,000	(3)	$90,000	$0

(1)	We refer you to “Underwriting” beginning on page 42 of this Offering Circular for additional information regarding total underwriter compensation.
(2)	Does not include expenses of the offering, including costs of blue sky compliance, fees to be paid to legal counsel or filing fees. See “Underwriting.”
(3)	Assuming the selling stockholders sell the maximum number of shares of our Common Stock offered by them. We refer you to “Selling Stockholders” on page 41 of this Offering Circular.

No sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

These are speculative securities. Investing in our shares involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” on page 11 to read about factors you should consider before buying shares of our Common Stock.

The SEC does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the securities offered are exempt from registration.

This Offering Circular contains all of the representations by us concerning this offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information not expressly set forth in this Offering Circular.

This Offering Circular follows the disclosure format prescribed by Part I of Form S-1 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A.

Lead Underwriter	Co-Underwriter

The date of this Offering Circular is                     , 2017

Recent Developments

Going Concern

As of December 31, 2016, we had a working capital deficit of $3.4 million and a stockholders’ deficiency of approximately $2.7 million. During the year ended December 31, 2016, we incurred a net loss attributable to common stockholders of approximately $10.7 million. We have not generated any material revenues and have incurred net losses since inception. Our recurring operating losses and our need for additional sources of capital to fund our ongoing operations raise substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the years ended December 31, 2016 and 2015 with respect to this uncertainty. Based on management’s plans and the significant capital raised in this offering, that substantial doubt has been alleviated.

Plan of Operations

The delays in connection with the completion of this offering, and therefore the availability of the resulting net proceeds, which are approximately half of the maximum offering amount, has caused subsequent delays in implementing our business plan. We continue to evaluate and explore options to help address the delays and to accelerate implementation of our plan.

PART III

Index to Exhibits

Item 17 Number	Exhibit

1.1#	Form of Underwriting Agreement

2.1#	Articles of Incorporation, filed August 6, 2012

2.2#	Articles of Amendment to Articles of Incorporation, filed September 19, 2012

2.3#	Articles of Amendment to Articles of Incorporation, filed December 31, 2012

2.4#	Bylaws of ADOMANI, Inc., a Florida Corporation

2.5#	Amended and Restated Certificate of Incorporation, filed December 2, 2016

2.6#	Bylaws of ADOMANI, Inc., a Delaware Corporation

2.7	Amended and Restated Certificate of Incorporation, filed June 9, 2017

2.8	Amended and Restated Bylaws of ADOMANI, Inc., a Delaware Corporation

3.1#	Form of Secured Promissory Note

3.2#	Form of Convertible Promissory Note and Purchase Agreement

4.1#	Form of Subscription Agreement

5.1#	Voting Trust Agreement, by and among Provident Trust Group FBO Cornelia P. Doherty ROTH IRA, Connie Doherty Living Trust Dated May 1, 1996, Gary Nettles as Voting Trustee, and the Company, dated March 20, 2017

6.1#	Commercial Lease Agreement, by and between LAMTA and the Company, dated February 4, 2016

6.2#	Premier Office License Agreement, by and between Premier Office Centers, LLC and the Company, dated December 7, 2015

6.3#	Commercial Lease, by and between North Orange Industrial Park and the Company, dated March 15, 2015

6.4#	2012 Stock Option and Stock Incentive Plan, and forms of agreement thereunder

6.5#	2012 Preferred Stock Option Plan, and forms of agreement thereunder

6.6#	Employment Offer Letter, by and between James L. Reynolds and the Company, dated September 1, 2014

6.7#	Employment Offer Letter, by and between Edward R. Monfort and the Company, effective June 1, 2016

6.8#	Form of Indemnity Agreement

6.9#	Patent License – Use and Manufacturing Agreement, by and between Silicon Turbine Systems, Inc. and the Company, dated November 7, 2014

6.10#	Consulting Agreement, by and between Redwood Group International Limited and the Company, dated November 14, 2016

6.11#	Letter Agreement, by and between Monarch Bay Securities, LLC and the Company, dated July 29, 2016

6.12#	Consulting Services Agreement, by and between TriplePoint, LLC and the Company, dated February 17, 2016

6.13#	Dealer Agreement, by and between Lion Buses Inc. and the Company, dated November 1, 2016

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6.14#	Advisor Agreement, by and between Dennis R. Di Ricco and the Company, dated September 1, 2016, as amended

6.15#	Employment Agreement, by and between Michael K. Menerey and the Company, dated January 1, 2017

6.16#	Termination Agreement, by and between Dennis Di Ricco and the Company, dated March 20, 2017

6.17#	Form of 2017 Equity Incentive Plan

6.18#	Form of Stock Option Agreement for 2017 Equity Incentive Plan

6.19#	Form of Notice of Grant of Stock Option for 2017 Equity Incentive Plan

8.1#	Form of Escrow Deposit Agreement

10.1#	Power of attorney - reference is made to the signature page of this offering statement

11.1#	Consent of MaloneBailey, LLP

11.2#	Consent of DLA Piper LLP (US) (contained in Exhibit 12.1)

12.1#	Opinion of DLA Piper LLP (US)

13.1#	Testing the Waters materials

#	Previously filed.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on June 15, 2017.

ADOMANI, INC.

By:	*
James L. Reynolds, President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* James L. Reynolds	Chief Executive Officer and Director (Principal Executive Officer)	June 15, 2017

/s/ Michael K. Menerey Michael K. Menerey	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	June 15, 2017

* Edward R. Monfort	Director	June 15, 2017

* Robert E. Williams	Director	June 15, 2017

* Kevin G. Kanning	Director	June 15, 2017

* By:	/s/ Michael K. Menerey
Michael K. Menerey Attorney-in-Fact

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